                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                               Commission File Number 1-13392
                                                                      -------
(Check One):[ ]Form 10-K and Form 10-KSB [ ]Form 11-K [ ]Form 20-F
            [X]Form 10-Q and Form 10-QSB [ ]Form N-SAR

                 For Period Ended: June 30, 2002
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K and Form 10-KSB
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q and Form 10-QSB
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

--------------------------------------------------------------------------------

                       PART I - REGISTRANT INFORMATION

Full name of registrant

                               US Diagnostic Inc.
--------------------------------------------------------------------------------
Former name if applicable

--------------------------------------------------------------------------------
Address of principal executive office (STREET AND NUMBER)

                      250 S. Australian Avenue, Suite 900

--------------------------------------------------------------------------------
City, state and zip code

                           West Palm Beach, FL 33401
--------------------------------------------------------------------------------

                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Effective June 2001, US Diagnostic Inc. ("USD" or the "Company") suspended the liquidation of its imaging centers under a plan of restructuring that was adopted in 2000. Instead, USD commenced negotiations with its senior lenders and an adhoc committee of debenture holders regarding restructuring its debt and is currently in negotiations with respect to a sale of substantially all of its operating assets to its senior lender or a designee thereof that would require a filing of a voluntary case under Chapter 11 of the Federal Bankruptcy Code in connection with the transaction. Although USD expects that a definitive agreement will be entered into shortly, there can be no assurance that a definitive agreement will be entered into or, if entered into, whether the transaction contemplated thereby will receive necessary approvals, including those of the bankruptcy court; furthermore, at this time, USD cannot predict with assurance the ultimate amount of net proceeds from the potential transaction nor the amount that any class of creditors would receive therefrom. If the potential transaction is consummated in accordance with the terms currently under discussion, USD believes that there is little likelihood that USD's current equity holders will receive any distribution in respect of their equity interests in USD. Moreover, if USD and its senior lender are unable to finalize the contemplated definitive agreement, it is likely that USD will be required to seek protection under the Federal Bankruptcy Code.

USD is not able to timely file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, without unreasonable effort or expense, because of the significant time and effort being devoted to negotiating the sale of a majority of its assets, preparing for a potential bankruptcy filing in the near future as well as its limited corporate resources.

                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

             P. Andrew Shaw                561                832-0006
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


USD expects to report a net loss for the three months ended June 30, 2002 of approximately $1.3 million compared to a $12.3 million net loss for the three months ended June 30, 2001. USD expects to report a net loss for the six months ended June 30, 2002 of approximately $2.2 million compared to a $13.4 million net loss for the six months ended June 30, 2001. The decrease in net loss is attributable to several factors: during the three months ended June 30, 2001, $15.5 million of asset impairment losses as well as $0.5 million of goodwill amortization expense were recorded while during the three months ended June 30, 2002, no impairment losses were required and goodwill amortization was discontinued due to the adoption of Statement of Financial Accounting Standards No. 142 effective January 1, 2002. During the six months ended June 30, 2001, $15.5 million of asset impairment losses as well as $1.2 million of goodwill amortization expense were recorded. During both the three months and six months ended June 30, 2002, interest expense decreased primarily due to a reduction of debt related to the sale of imaging centers during the first half of 2001; and depreciation expense decreased due to asset impairment analyses that were done in the second half of 2001 that required the write-off of property and equipment in the prior year. Operating expenses during the three months ended June 30, 2001 were offset partially by a net gain on disposition of subsidiaries of $4.6 million and an extraordinary gain, net of taxes, of $0.5 million. Operating expenses during the six months ended June 30, 2001 were offset partially by a net gain on disposition of subsidiaries of $9.0 million and an extraordinary gain, net of taxes, of $0.5 million. Furthermore, during the six months ended June 30, 2001, USD recorded a $3.3 million minority interest in gain on sale of subsidiaries that reduced income.


                               US Diagnostic Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date August 15, 2002                 By /s/ P. Andrew Shaw
    -----------------------------       ---------------------------------------